Exhibit 99.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, W. Judson Martin, Senior Executive Vice President & Chief Financial Officer, certify that:

1.
I have reviewed this annual report on Form 40-F/A of Alliance Atlantis Communications Inc.; and,

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: March 8, 2005.
	By:	/s/ W. JUDSON MARTIN Name: W. Judson Martin Title: Senior Executive Vice President & Chief Financial Officer